Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

As China Southern Airlines Company Limited has published the “Announcement of China Southern Airlines Company Limited on the Proposed Authorization by General Meeting to Xiamen Airlines on the Provision of Guarantees to Hebei Airlines, Jiangxi Airlines and Xiamen Airlines Finance” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose. The mentioned transaction is required to be disclosed under the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, and does not constitute any notifiable transaction or connected transaction as defined under the Hong Kong Listing Rules.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

26 March 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air                                    Stock Code: 600029                                                 Notice No.: Lin 2018-018

ANNOUNCEMENT OF

CHINA SOUTHERN AIRLINES COMPANY LIMITED ON

THE PROPOSED AUTHORIZATION BY GENERAL MEETING

TO XIAMEN AIRLINES ON THE PROVISION OF GUARANTEES TO HEBEI

AIRLINES, JIANGXI AIRLINES AND XIAMEN AIRLINES FINANCE

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Important notice:

•	Information on the authorization on provision of guarantees: it is proposed to authorize Xiamen Airlines Company Limited (hereinafter referred to as “Xiamen Airlines”) to provide guarantees to Hebei Airlines Company Limited (hereinafter referred to as “Hebei Airlines”), Jiangxi Airlines Company Limited (hereinafter referred to as “Jiangxi Airlines”) and Xiamen Airlines Finance (Hong Kong) Company Limited (hereinafter referred to as “Xiamen Airlines Finance”) with an aggregate balance up to RMB7 billion, RMB3.6 billion and RMB600 million or equivalent in foreign currency during the period from 1 July 2018 to 30 June 2019, respectively;

•	Xiamen Airlines shall provide guarantee to Jiangxi Airlines on the premise that Jiangxi Aviation Investment Co., Ltd. (hereinafter referred to as “Jiangxi Aviation Investment”), the other shareholder of Jiangxi Airlines, shall provide, in proportion to its contribution, corresponding counter guarantee to Xiamen Airlines;

•	As at the date of this announcement, the balance of guarantees provided by Xiamen Airlines to Hebei Airlines, Jiangxi Airlines and Xiamen Airlines Finance are approximately RMB2.79 billion, RMB760 million and RMB0, respectively;

•	As at the date of this announcement, the amount in respect of the joint-liability guarantees for loans for training costs of self-sponsored trainee pilots performed by China Southern Airlines Company Limited (hereinafter referred to as the “Company”) and Xiamen Airlines, a subsidiary of the Company, is approximately RMB19.1974 million and RMB1.377 million, respectively (both figures are unaudited);

•	The proposed authorization on provision of guarantees is subject to consideration and approval at the general meeting.

I. OVERVIEW OF THE AUTHORIZATION ON THE PROVISION OF GUARANTEES

(I) Basic information of the guarantees

In accordance with the Articles of Association of Company, the 2nd meeting of the 8th session of the meeting of the Board of the Company approved Xiamen Airlines to provide guarantees to Hebei Airlines, Jiangxi Airlines and Xiamen Airlines Finance. It is agreed that during the period from 1 July 2018 to 30 June 2019, Xiamen Airlines:

1. to provide guarantees to Hebei Airlines with an aggregate balance up to RMB7 billion or equivalent in foreign currency;

2. on the premise that Jiangxi Aviation Investment, the other shareholder of Jiangxi Airlines, shall provide, in proportion to its contribution, corresponding counter guarantee to Xiamen Airlines, to provide guarantees to Jiangxi Airlines with an aggregate balance up to RMB3.6 billion or equivalent in foreign currency;

3. to provide guarantees to Xiamen Airlines Finance with an aggregate balance up to RMB600 million or equivalent in foreign currency.

The number of Directors supposed to be present was 7, of which 7 attended in person. The Directors approved the above resolutions unanimously after consideration. The manner and procedures for considering the relevant resolutions were in compliance with the provisions of the Company Law and the Articles of Association of the Company. The proposed authorization on provision of guarantees is subject to consideration and approval at the general meeting.

II. BASIC INFORMATION OF THE GUARANTEED PARTY

(I) Basic information of the guaranteed party

1. Name of the guaranteed party: Hebei Airlines Company Limited

Place of registration: World Trade Plaza Hotel, No. 303 Zhongshan East Road, Shijiazhuang

Legal representative: Zhao Dong

Registered capital: RMB2.6 billion

Business scope: Domestic (including Hong Kong, Macau and Taiwan) air passenger and cargo transport services; international (to the neighboring countries) air passenger and cargo transport services; operation and management of dedicated roads for airport; advertising design, production, agency and publishing; leasing of aviation equipment, tools and devices, and sale of aviation equipment (except for the operation prohibited or restricted by the laws, regulations and the decisions of The State Council); and import and export goods and technologies (except for the international prohibition and those need to approved).

Material contingencies affecting solvency of the guaranteed party: None

As at the date of this announcement, the guaranteed party was rated AA+ for the credit rating by Industrial and Commercial Bank of China.

Shareholding structure: Hebei Airlines is owned as to 99.47% by Xiamen Airlines and 0.53% by Shenyang Zhongrui Investment Co., Ltd., respectively.

Financial information for the latest one year and one period :

	Unit: RMB million
Item	As at 31 December 2016	As at 30 September 2017 (unaudited)
Total assets	4,713.92	4,608.01
Total liabilities	2,748.67	2,477.23
Total bank loans	208.11	155.37
Total current liabilities	2,138.42	2,027.77
Net assets	1,965.25	2,130.78

	January-December 2016	January-September 2017 (unaudited)
Revenue	1,687.38	1,617.06
Net profit	133.78	165.53

2. Name of the guaranteed party: Jiangxi Airlines Company Limited

Place of registration: Changbei International Airport, Xinjian District, Nanchang, Jiangxi Province

Legal representative: Huang Huo Zao

Registered capital: RMB2 billion

Business Scope: Domestic (including Hong Kong, Macau and Taiwan) air passenger and cargo transport services; international (to the neighboring countries) air passenger and cargo transport services; maintenance of aircraft/airframes, power units, aircraft components other than the entire engine/propeller, aircraft/engine non-destructive testing, aviation material supply chain management, self-operation and as agent for import and export of various commodities and technologies (except for the import and export of commodities and technologies to be carried out by companies being prohibited or restricted by the state); other retail businesses not listed (excluding those subject to permit and approval); all types of domestic advertising design, production, distribution, and agency. (Projects that are subject to approval according to the laws may only be carried out after approval by the relevant department).

Material contingencies affecting solvency of the guaranteed party: None

As at the date of this announcement, the guaranteed party was rated A for the credit rating by Bank of China.

Shareholding structure: Hebei Airlines is owned as to 60% by Xiamen Airlines and 40% by Jiangxi Aviation Investment, respectively.

Financial information for the latest one year and one period:

	Unit: RMB million
Item	As at 31 December 2016	As at 30 September 2017 (unaudited)
Total assets	1,492.19	2,053.77
Total liabilities	167.63	197.62
Total bank loans	0	0
Total current liabilities	137.63	157.62
Net assets	1,324.56	1,856.15

	January-December 2016	January-September 2017 (unaudited)
Revenue	309.18	444.06
Net profit	-95.44	-48.41

3. Name of the guaranteed party: Xiamen Airlines Finance (Hong Kong) Company Limited

Place of registration: Unit 1208, North Point City Centre, 250 King’s Road, North Point, Hong Kong

Legal representative: Che Shang Lun

Registered capital: HKD30 million

Business scope: Import and export trade, procurement of aircraft, procurement of engines, procurement of aviation materials, procurement of jet fuel, aircraft leasing, aviation consulting services and other services.

Material contingencies affecting solvency of the guaranteed party: None

Shareholding structure: Xiamen Airlines Finance is owned as to 100% by Xiamen Airlines.

(II) Relationship of the Guaranteed Party with the Company

Xiamen Airlines, a subsidiary of the Company, is owned as to 55% by the Company, 34% by Xiamen Jianfa Group Co., Ltd. and 11% by Fujian Investment and Development Group Company Limited. Hebei Airlines is a subsidiary of Xiamen Airlines, which owns 99.47% shareholdings of Hebei Airlines. Jiangxi Airlines is a subsidiary of Xiamen Airlines, which owns 60% shareholdings of Jiangxi Airlines. Xiamen Airlines Finance is a wholly-owned subsidiary of Xiamen Airlines.

III. THE MAIN CONTENTS OF GUARANTEE AGREEMENT

Xiamen Airlines shall not exceed the scope of authorization to enter into any relevant guarantee agreement with any third-party entity. The foregoing approved guarantee limit shall be only the guarantee limit available to be provided by Xiamen Airlines as authorized. As to the specific guarantee amount within the foregoing guarantee limit, the guarantee contract entered into with relevant financial institutions shall prevail. The Company will perform its information disclosure obligations according to the actual signing of guarantee contract.

IV. OPINIONS OF THE BOARD

The important decisions and daily operations of Hebei Airlines and Jiangxi Airlines (as the subsidiaries of Xiamen Airlines) and Xiamen Airlines Finance (as the wholly-owned subsidiary of Xiamen Airlines), are under the absolute control of Xiamen Airlines, and hence the significant risks are foreseeable and under effective management. Xiamen Airlines has developed strict fund raising standards for strictly monitoring the fund raising of Hebei Airlines, Jiangxi Airlines and Xiamen Airlines Finance. The Board is of the opinion that Hebei Airlines, Jiangxi Airlines and Xiamen Airlines Finance have adequate solvency under centralized operation and management by Xiamen Airlines. Xiamen Airlines provides guarantees to Hebei Airlines, Jiangxi Airlines and Xiamen Airlines Finance by taking full considerations of their actual needs for production, operation and development. This would help to expand their financing channels, reduce their financing costs and meet the overall needs for the development of the Company and Xiamen Airlines. The Board approved to propose to the general meeting for considering and approving the aforesaid provision of guarantees.

The independent Directors of the Company express their independent opinions on the aforesaid provision of guarantees as follows: 1. The Board approved to propose to the general meeting to authorize Xiamen Airlines to provide to Hebei Airlines, Jiangxi Airlines and Xiamen Airlines Finance, a respective guarantee with an accumulative balance of not more than RMB7 billion, RMB3.6 billion and RMB600 million or equivalent in foreign currency by taking full considerations of the actual needs for production, operation and development of Hebei Airlines and Jiangxi Airlines. This would help to expand their financing channels, reduce their financing costs and satisfy their needs for existing and new loans; Xiamen Airlines Finance acts as the offshore financing platform of Xiamen Airlines and this helps enhance its financing ability. The provision of guarantees meets the overall needs for the development of the Company and Xiamen Airlines and is also in the interests of the Company and all shareholders; 2. The guaranteed parties Hebei Airlines, Jiangxi Airlines and Xiamen Airlines Finance are the subsidiaries of Xiamen Airlines. And the guarantee to Jiangxi Airlines is based on the premise that Jiangxi Aviation Investment, the other shareholder of Jiangxi Airlines, shall provide, in proportion to its contribution, corresponding counter guarantee to Xiamen Airlines. Therefore, the Company and Xiamen Airlines can effectively control and prevent the guarantee risks, and no damage would be caused to the interests of the Company and all shareholders; 3. The decision-making procedures of the Board in respect of the abovementioned guarantees are in compliance with the requirements of the listing rules of the listing place and the Articles of Association of the Company, and are legitimate and effective.

V. STATUS OF THE ACCUMULATED EXTERNAL GUARANTEES

As at the date of this announcement, the Company and Xiamen Airlines provided loan guarantees to self-sponsored trainee pilots with respect to their training fees. The outstanding loan guaranteed was approximately RMB351.9224 million, representing approximately 0.71% of the Company’s audited net assets for the latest period. The total external guarantee amount provided by the Company and Xiamen Airlines for the wholly-owned subsidiaries and subsidiaries of the Company was RMB10.157 billion, representing approximately 20.48% of the Company’s audited net assets for the latest period. The amount in respect of the joint liability guarantees for loans for training costs of self-sponsored trainee pilots performed by the Company and Xiamen Airlines is approximately RMB20.5744 million (all of the above figures are unaudited).

VI. DOCUMENTS AVAILABLE FOR INSPECTION

1. Resolutions of the Board

2. Independent opinions from the independent Directors in relation to proposed authorization by general meeting to Xiamen Airlines on the provision of guarantees to Hebei Airlines , Jiangxi Airlines and Xiamen Airlines Finance

Board of Directors of

China Southern Airlines Company Limited

26 March 2018